Exhibit (a)(1)(D)

N E W S R E L E A S E
FOR IMMEDIATE RELEASE
JANUARY 5, 2017

CHESAPEAKE ENERGY CORPORATION ANNOUNCES FINAL RESULTS
OF CASH TENDER OFFERS FOR CONTINGENT CONVERTIBLE SENIOR NOTES

OKLAHOMA CITY, January 5, 2017 -- Chesapeake Energy Corporation (NYSE: CHK) announced today the expiration and final results of its offers to purchase for cash (the “Tender Offers”) the outstanding notes of Chesapeake set forth in the table below (collectively, the “Notes”). As of 11:59 p.m., New York City time, on January 4, 2017 (such date and time, the “Expiration Date”), Chesapeake received valid tenders totaling approximately $296.0 million aggregate principal amount of the Notes.
Chesapeake is accepting for purchase (i) approximately $99.5 million aggregate principal amount of the 2.5% Contingent Convertible Senior Notes due 2037 (the “2037 Notes”) validly tendered and not validly withdrawn for an aggregate consideration of approximately $100.0 million, excluding accrued and unpaid interest, and (ii) approximately $187.8 million aggregate principal amount of the 2.25% Contingent Convertible Senior Notes due 2038 (the “2038 Notes”) validly tendered and not validly withdrawn for an aggregate consideration of approximately $185.0 million, excluding accrued and unpaid interest. Because the purchase of Notes of each series validly tendered and not validly withdrawn results in an aggregate purchase price that exceeds the applicable Tender Cap (as defined in the Offer to Purchase dated December 6, 2016), the amount of Notes of each series purchased will be prorated as described in the Offer to Purchase. Chesapeake expects to make payment for the Notes accepted for purchase in same-day funds on January 6, 2017.

		Aggregate Principal Amount Outstanding Prior to Tender Offers	Aggregate Principal Amount of Notes Tendered
Series of Notes	CUSIP Number			Tender Cap(1)	Total Consideration(2)
2.5% Contingent Convertible Senior Notes due 2037	165167BZ9 / 165167CA3	$114,262,000	$104,320,000	$100,000,000	$1,005.00

2.25% Contingent Convertible Senior Notes due 2038	165167CB1	$199,758,000	$191,720,000	$185,000,000	$985.00

(1)    The $100,000,000 Tender Cap and the $185,000,000 Tender Cap apply to the aggregate purchase price (exclusive of accrued interest) of the 2037 Notes and the 2038 Notes, respectively.
(2)    Per $1,000 principal amount of Notes validly tendered and accepted for purchase in the applicable Tender Offer (exclusive of any accrued interest, which will be paid in addition to the Total Consideration to, but not including, the Settlement Date (each as defined in the Offer to Purchase)).

Deutsche Bank Securities Inc. acted as the dealer manager in the Tender Offers. Global Bondholder Services Corporation served as both the depositary and the information agent for the Tender Offers. Persons with questions regarding the Tender Offers should contact Deutsche Bank Securities Inc. at (toll-free) (855) 287-1922 or (collect) (212) 250-7527.

INVESTOR CONTACT:	MEDIA CONTACT:	CHESAPEAKE ENERGY CORPORATION
Brad Sylvester, CFA (405) 935-8870 ir@chk.com	Gordon Pennoyer (405) 935-8878 media@chk.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

From time to time after completion of the Tender Offers, Chesapeake and its affiliates may purchase additional Notes in the open market, in privately negotiated transactions, through additional tender offers, exchange offers or otherwise, or Chesapeake may redeem Notes that are able to be redeemed, pursuant to their terms. Any future purchases, exchanges or redemptions may be on the same terms or on terms that are more or less favorable to holders of Notes than the terms of the Tender Offers. Any future purchases, exchanges or redemptions by Chesapeake and its affiliates will depend on various factors existing at that time. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) Chesapeake and its affiliates may choose to pursue in the future. Pursuant to Rule 13e-4(f)(6) under the Securities Exchange Act of 1934, as amended, neither Chesapeake nor its affiliates may purchase any Notes other than pursuant to the Tender Offers until 10 business days after the Expiration Date.

Headquartered in Oklahoma City, Chesapeake Energy Corporation's (NYSE: CHK) operations are focused on discovering and developing its large and geographically diverse resource base of unconventional oil and natural gas assets onshore in the United States. The company also owns oil and natural gas marketing and natural gas gathering and compression businesses.

This news release includes “forward-looking statements” that give the company's current expectations or forecasts of future events, including the timing of the settlement of the Tender Offers. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate or changed assumptions or by known or unknown risks and uncertainties (including the satisfaction of conditions precedent to completing the Tender Offers, the ability to consummate any or all of the Tender Offers and those stated in the company’s Annual Report on Form 10-K for the year ended December 31, 2015 and its other filings with the SEC), and actual results may differ from the expectation expressed. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information, except as required by applicable law.